Contact

www.linkedin.com/in/rico-suarez
(LinkedIn)

Rico Suarez

Founder, CEO at Muvr
Laguna Beach, California, United States

Summary

Changing the gig economy one move at a time. https://muvr.io/become-a-muvr

Experience

Muvr
Founder
October 2023 - Present (4 months)
Los Angeles County, California, United States

On-Demand Moving, Furniture Delivery and Junk Removal

SAG-AFTRA
Actor
October 2018 - Present (5 years 4 months)
Los Angeles, California, United States

Education

University of South Florida
Bachelor of Science - BS